

FORTUNA
SILVER MINES INC.

CORPORATE OFFICE:
Suite 650-200 Burrard Street
Vancouver, BC Canada V6C 3L6
Tel: +1.604.484.4085
Fax: +1.604.484.4029

MANAGEMENT HEAD OFFICE:
Piso 5. Av. Jorge Chávez #154
Miraflores, Lima – Perú
Tel: +51.1.616.6060, ext.2

TRADING SYMBOL:
NYSE: **FSM**
TSX: **FVI**
BVL: **FVI**
Frankfurt: **F4S.F**
info@fortunasilver.com
WWW.FORTUNASILVER.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2012

As at November 7, 2012

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries' ("Fortuna" or the "Company") performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna's financial condition and financial performance, this MD&A should be read in conjunction with the Company's audited consolidated financial statements for year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements for the three and nine months periods ended September 30, 2012 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company's performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading "Cautionary Statement on Forward-Looking Statements".

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine ("Caylloma") in southern Peru and the San Jose silver/gold mine ("San Jose") in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol "FSM", on the Toronto Stock Exchange and Lima Stock Exchange both under the trading ticker symbol "FVI", and on the Frankfurt Stock Exchange under the trading symbol "F4S.F".

The Company's registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. ("Bateas"); Fortuna Silver (Barbados) Inc. ("Barbados"); Compania Minera Cuzcatlan SA ("Cuzcatlan"); Continuum Resources Ltd. ("Continuum"); Fortuna Silver Mines Peru S.A.C. ("FSM Peru"); and Fortuna Silver Mexico, S.A. de CV. ("FS Mexico").

Third Quarter 2012 Highlights

Financial and Operating Results

During the third quarter ended September 30, 2012, the Company generated net income of $8.03 million, down 22% over the prior year period (Q3 2011: $10.31 million), while cash generated by operating activities before changes in working capital increased 30% over the prior year period to $19.95 million. This increase in cash generation for the period in spite of a 23% lower silver price compared to the prior year was driven by the strong cash margins contributed by our San Jose operations as well as an overall lower cash tax rate for the Company. Basic earnings per share for the third quarter ended September 30, 2012 was $0.06 (Q3 2011: $0.08), down 25% over the prior year period. Operating cash flow per share was $0.16 (Q3 2011: $0.12), up 33% over the prior year period.

Silver produced during the third quarter ended September 30, 2012 was 1,027,741 (Q3 2011: 660,749) ounces, 56% above the prior year. Gold produced during the third quarter ended September 30, 2012 was 5,348 (Q3 2011: 1,525) ounces, 251% above the prior year period.

During the third quarter ended September 30, 2012 silver comprised 69% (Q3 2011: 70%) of revenue and the silver market price was $29.91 (Q3 2011: $38.79) per ounce. By-product gold accounted for 16% (Q3 2011: 3%) of revenue with the balance coming from lead and zinc sales.

Consolidated cash cost per ounce of payable silver, for the third quarter, net of by-product credits, was $4.81 (Q3 2011: $1.39). Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Management Change

The Company appointed Robert Brown as Vice-President, Corporate Development effective August 1, 2012.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS			YEAR TO DATE RESULTS		
	Three months ended September 30,			Nine months ended September 30,		
	2012	2011	**%**	**2012**	2011	**%**
Consolidated Metal Production	**Consolidated**	Consolidated	**Change**	**Consolidated**	Consolidated	**Change**
Silver (oz)*	**1,027,741**	660,749	**56%**	**2,977,025**	1,572,852	**89%**
Gold (oz)*	**5,348**	1,525	**251%**	**16,331**	2,764	**491%**
Lead (000's lb)	**4,452**	4,960	**-10%**	**12,951**	15,281	**-15%**
Zinc (000's lb)	**5,615**	5,815	**-3%**	**16,261**	17,737	**-8%**
Copper (000's lb)	**0**	0	**0%**	**48**	36	**34%**

* Caylloma: Silver in lead concentrates; San Jose: Silver in silver and gold concentrates
San Jose commercial production commenced September 1, 2011

The Company's silver production in Q3 2012 was 56% higher than Q3 2011 as a result of four times higher silver production from the San Jose mine slightly offset by a 6% reduction from the Caylloma mine. The Company's gold production in Q3 2012 was 251% higher than Q3 2011 as a result of the 50% increase from the Caylloma mine and a 3.7 times increase from the San Jose mine. The San Jose mine initiated commercial production on September 1, 2011.

Silver and gold production for the first nine months of the year totaled 2,977,025 ounces and 16,331 ounces respectively; reflecting 80% and 94% of the Company's 2012 annual production guidance (see Fortuna news release dated January 26, 2012). At this rate of production, the Company expects to exceed its 2012 forecast of 3.7 million ounces of silver and 17,400 ounces of gold.

Consolidated cash cost per ounce of payable silver

Consolidated cash cost per ounce of payable silver, for the third quarter, net of by-product credits, was $4.81 (Q3 2011: $1.39) (refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales). The increase over last year primarily at the Caylloma mine which increased from negative $0.25 in Q3 2011 to $7.80 per ounce in the current period. The increase in Caylloma mine cash cost per ounce of payable silver is due to decreases in by-product credits of $3.68 per ounce, increased production cash cost of $2.37 per ounce, higher refining charges of $1.35 per ounce, and a silver head grade variation equivalent to $0.65 per ounce. (See "Caylloma Mine Review" and "San Jose Mine Review" for more detail).

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa department. Its commercial products are a silver-lead concentrate and a zinc concentrate. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grades, recovery, metal production, and cost.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	QUARTERLY RESULTS			**YEAR TO DATE RESULTS**		
	Three months ended September 30,			**Nine months ended September 30,**		
	2012	2011		**2012**	2011	
Mine Production	**Caylloma**	Caylloma	**% Change**	**Caylloma**	Caylloma	**% Change**
Tonnes milled	**117,386**	115,574	**2%**	**346,700**	332,503	**4%**
Average tonnes milled per day	**1,306**	1,270	**3%**	**1,286**	1,250	**3%**
Silver[*]						
Grade (g/t)	**181**	186	**-2%**	**178**	169	**5%**
Recovery %*	**77**	81	**-5%**	**77**	82	**-6%**
Production (oz)*	**524,906**	559,959	**-6%**	**1,519,029**	1,472,062	**3%**
Gold						
Grade (g/t)	**0.44**	0.35	**25%**	**0.42**	0.37	**14%**
Recovery %*	**51**	43	**19%**	**49**	46	**7%**
Production (oz)*	**847**	563	**50%**	**2,267**	1,802	**26%**
Lead						
Grade (%)	**1.97**	2.11	**-6%**	**1.93**	2.25	**-14%**
Recovery %	**87**	92	**-5%**	**88**	93	**-5%**
Production (000's lb)	**4,452**	4,960		**12,951**	15,281	
Zinc						
Grade (%)	**2.55**	2.58	**-1%**	**2.49**	2.75	**-9%**
Recovery %	**85**	88	**-3%**	**85**	88	**-3%**
Production (000's lb)	**5,615**	5,815		**16,261**	17,737	
Copper						
Production (000's lb)	**0**	0	**0%**	**48**	36	**34%**
Unit Costs						
Production cash cost (US$/oz Ag)**	**7.80**	(0.25)	**-3234%**	**7.89**	(3.19)	**-347%**
Production cash cost (US$/tonne)	**85.14**	69.96	**22%**	**84.11**	65.43	**29%**
Unit Net Smelter Return (US$/tonne)	**187.31**	241.42		**181.03**	212.59	

* Caylloma: Silver in lead concentrates

** Net of by-product credits

Ore at Caylloma is sourced from an anchor polymetallyc vein ("Animas") and a set of peripheral high-grade silver veins ("Bateas", and "Soledad"). In the third quarter of 2012, the Animas vein contributed 91% of mined ore. The Bateas vein contributed 5% of mined ore and approximately 12% of silver produced. The balance of mined ore was contributed by the Soledad vein. In the third quarter of 2010, a high silver grade ore shoot in Animas vein located in level six, near surface, was brought into production. Level six presents a variable mix composition of oxide and sulfides which has lead to a decline in metallurgical recoveries for silver over the past eight quarters.

During the third quarter of 2012, silver production at Caylloma mine decreased by 6% compared to the same quarter in the previous year mainly as a result of lower metallurgical recoveries. The drop in silver recovery to 77% during the quarter and throughout 2012 is the result of mixed sulfide-oxide ore coming from level six of the Animas vein, which represents approximately 30% of total mined ore.

Lead and zinc metal production decreased 10% and 3% respectively with respect to the same quarter in the previous year as a result of lower head grades. The decrease in head grades is related to the progression of the mining sequence, which is consistent with a trend towards the average of the reserve.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Since December 2011, the Company has implemented a staged expansion of its existing tailings facility providing for additional tailings storage capacity through June 2013. As of October 2012, the Company successfully secured the construction permit for the new tailings facility which is now scheduled to be commissioned by the end of November 2012.

Cost containment initiatives at Caylloma have led to place on hold production from the Soledad vein as of October 2012 and a change at the Bateas vein to a mining method that is less intensive in mine development and preparation. A concentration of mine contractors to a single contractor is also being implemented for further efficiency. The impact of these initiatives has yet been determined.

The Caylloma mine's year to date cost performance is in line with budget. Cash cost per payable ounce of silver, for the third quarter ended September 30, 2012, was $7.80 net of by-product credits compared to negative $0.25 in Q3 2011. The increase over last year is explained by a decrease in by-product credits of $3.68 per ounce, an increase in production cash cost of $2.37 per ounce, higher refining charges of $1.35 per ounce and a silver head grade variation equivalent to $0.65 per ounce. Cash cost per tonne of processed ore for the third quarter of 2012 was $85.14, up 22% from the prior year (Q3 2011: $69.96). The change in production cash cost reflects cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010 especially near the end of 2011. The decrease in by-product credits was primarily due to lower lead and zinc market prices of 20% and 15%, respectively, and lower production of 10% and 3%, respectively. The increase in refining charges reflects deteriorated commercial terms for lead-silver concentrate sold to Chinese smelters.

The Company continues to experience cost pressures in certain items and anticipates cost increments in the range of 5% to 7% in 2013, including: mine contractors tariffs, surface ore and concentrate transport tariffs, diesel generated power to cover constraints in the power line, and increased geotechnical back support as the upper levels of the Animas vein and Bateas vein are closer to surface with corresponding poor rock mass. Cost increments at the narrow, labor intensive, and distant Bateas and Soledad veins have been the most significant.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures. Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

Forecasted capital projects at Caylloma:

Main Projects:	2012	2013	Total
Energy	$0.5 million	$2.4 million	$2.9 million
Tailings dam	$5.5 million	$2.0 million	$7.5 million
Mine camp	$1.8 million	$7.2 million	$9.0 million

- Energy project: The Company is advancing with significant upgrades to the internal grid and is in discussions with the Callalli-Caylloma power line owner to secure 6 megawatt ("MW") of power from the current 3.8 MW. Although final amounts for the energy project are still subject to results from the negotiation with the power line owner, the more costly alternative of having to build a new power grid has been discarded.
- Tailings dam project: These investments will provide for a tailings facility corresponding to 7 years of mine life at current production rates. The new tailings site has a staged design with an ultimate holding capacity equivalent to approximately twenty years of operations at current rates. See above for update on permitting. The project is scheduled to be operational in November 2012.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- Mine camp project: The revamping of the mine camp is a key aspect of the sustainability of the business. The forecast amount to be spent in 2012 is $1.8 million with the balance of $7.2 million for completion to be spent in 2013. Detail engineering is 90% completed, and the Engineering, Procurement, and Construction Management ("EPCM") as well as main construction contracts have been awarded. The first phase for the higher priority needs is scheduled to be completed by Q1 2013.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico, in the State of Oaxaca. Its commercial product is silver-gold concentrate. Commercial production commenced on September 1, 2011. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grades, recovery, metal production, and cost.

	QUARTERLY RESULTS			YEAR TO DATE RESULTS		
	Three months ended September 30,			Nine months ended September 30,		
	2012	2011	**%**	**2012**	2011	**%**
Mine Production	**San Jose**	San Jose	**Change**	**San Jose**	San Jose	**Change**
Tonnes milled	**91,607**	28,525	**221%**	**270,674**	28,525	**849%**
Average tonnes milled per day	**1,048**	951	**10%**	**1,025**	951	**8%**
Silver*						
Grade (g/t)	**191**	124	**54%**	**192**	124	**55%**
Recovery %*	**89**	89	**0%**	**87**	89	**-2%**
Production (oz)*	**502,835**	100,790	**399%**	**1,457,996**	100,790	**1347%**
Gold						
Grade (g/t)	**1.73**	1.25	**38%**	**1.87**	1.25	**49%**
Recovery %*	**89**	84	**6%**	**87**	84	**4%**
Production (oz)*	**4,501**	962	**368%**	**14,064**	962	**1362%**
Unit Costs						
Production cash cost (US$/oz Ag)**	**1.69**	10.72	**-84%**	**(0.20)**	10.72	**-102%**
Production cash cost (US$/tonne)	**80.59**	61.70	**31%**	**70.94**	61.70	**15%**
Unit Net Smelter Return (US$/tonne)	**245.60**	145.97		**235.33**	145.97	

** * San Jose: Silver in silver and gold concentrates**

** ** Net of by-product credits**

During the third quarter of 2012, silver and gold production was 19% and 25% above the mine plan respectively. These results are explained by the contribution to production ahead of schedule of the higher grade blocks A and B, on level 1350, sourcing approximately 51% of mill throughput in the period. The San Jose deposit is mined through a decline currently in progress which will descend approximately 500 meters below surface down to level 1100.

On level 1300, preparation of blocks C and D continues ahead of schedule with a contribution of 7% of mill throughput in the period. The Company expects the mine to source fresh ore at a rate of 1,500 tonnes per day ("tpd") by the second quarter of 2013.

Silver and gold recoveries are at 100% and 97%, respectively, of design parameter at the processing plant.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cash cost per payable ounce of silver, for the third quarter ended September 30, 2012, was $1.69 net of by-product credits. For the comparable period in 2011, a cost $10.72 per payable ounce was reported as the mine concluded its first month of commercial production, mostly processing lower grade development ore. The decrease in cash cost per ounce is attributable to the improvement of head grades for silver and gold of 54% and 38%, respectively. Cash cost per tonne of processed ore for the period was $80.59, compared to $61.70 in the prior year period. The cash cost per tonne year to date 2012 is $70.94 (2011: $61.70) which is reflective of what the Company believes will be on average the unit cost moving forward. The cost increase in the current quarter is driven by events of a non-recurrent nature and the advance of preparation expenses in level 1300 originally scheduled for year end.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures. Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures) for reconciliation of cash cost to the cost of sales.

San Jose Mine Water Treatment Plant Project

In 2009, the Company signed a collaborative agreement with the neighboring town of Ocotlan, the largest community in the vicinity of the San Jose mine, to upgrade and operate the town's only and abandoned sewage treatment plant in exchange for the plant's residual water. The agreement was signed with municipal authorities and ratified by the State Congress. The Company and local community representatives viewed this as a great opportunity to work jointly in a smart and imaginative project that addressed the town´s serious environmental problem and assisted the mine in sourcing a portion of its industrial water needs for the operation.

The Company obtained all necessary permits, invested $1.0 million, and has been operating the now modern treatment plant at Ocotlan since September 2010. The impact on the environment has been positive. On October 2012, the Company, working in collaboration with state and community authorities, concluded the installation of the final two kilometers of the thirteen kilometer long and eight inch in diameter water pipeline connecting the Ocotlan water treatment plant with the mine site. The project is now concluded and fully operational.

Forecasted capital projects at San Jose:

Main Projects:	2012	2013	Total
Dore plant	$0.4 million	$15.9 million	$16.3 million
Tailings dam	$3.6 million	$ 4.6 million	$ 8.5 million
Processing plant expansion	$1.2 million	$ 4.8 million	$ 6.0 million

- Dore plant project: With the feasibility, the total forecasted amount has increased to $16.3 million. A site has been selected within an industrial park in the state of Puebla. The closing of the purchase of the lot is expected in the coming weeks. Gekko Systems has been appointed to develop the detailed engineering by mid-November 2012. The economics of the project indicate net savings between $2.00 and $2.40 per equivalent silver ounce, based on the commercial terms of 2012 concentrate sales contracts. The project is scheduled to be completed in Q4 2013.
- Tailings dam project: On site work and earth movement for the tailings dam expansion commenced in early August of 2012 and will extend into the first quarter of 2013. These investments will provide a tailings life for the next three years at forecasted production rates. Construction of the second stage of the tailings dam is scheduled to be concluded during the first quarter of 2013.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- Processing plant expansion project: The processing plant expansion project is scheduled for commissioning in the second quarter of 2013. The expansion will provide throughput capacity of 1,500 tpd and includes the installation of an additional ball mill as the main equipment. The detail engineering contract has been awarded and the ball mill has been purchased with delivery scheduled for the first quarter of 2013. Mine development continues advancing according to plan to meet the expansion throughput.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of our commercial end products at each of our operating mines.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	QUARTERLY RESULTS						YEAR TO DATE RESULTS					
	Three months ended September 30,						Nine months ended September 30,					
	2012		2011		Caylloma % Change	San Jose % Change	2012		2011		Caylloma % Change	San Jose % Change
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose			Caylloma	San Jose	Caylloma	San Jose		
Silver Gold												
Opening Inventory (t)	0	549	0	0	0%	0%	0	730	0	0	0%	0%
Production (t)	0	2,486	0	681	0%	265%	0	6,925	0	681	0%	917%
Sales (t)	0	2,611	0	143	0%	1728%	0	7,233	0	143	0%	4966%
Adjustment (t)	0	0	0	0	0%	0%	0	2	0	0	0%	0%
Closing Inventory (t)	0	424	0	538	0%	-21%	0	424	0	538	0%	-21%
Ag in concentrate (g/t)	0	6,292	0	4,604	0%	37%	0	6,549	0	4,604	0%	42%
Au in concentrate (g/t)	0	56	0	44	0%	28%	0	63	0	44	0%	44%
Zinc												
Opening Inventory (t)	383	0	771	0	-50%	0%	305	0	258	0	18%	0%
Production (t)	4,885	0	5,118	0	-5%	0%	14,236	0	15,605	0	-9%	0%
Sales (t)	4,682	0	5,601	0	-16%	0%	13,960	0	15,571	0	-10%	0%
Adjustment (t)	3	0	-15	0	-120%	0%	8	0	-20	0	-140%	0%
Closing Inventory (t)	589	0	273	0	116%	0%	589	0	273	0	116%	0%
Zn in concentrate (%)	52.14	0.00	51.54	0.00	1%	0%	51.81	0.00	51.56	0.00	0%	0%
Lead												
Opening Inventory (t)	238	0	471	0	-50%	0%	255	0	191	0	34%	0%
Production (t)	3,729	0	4,059	0	-8%	0%	10,741	0	12,168	0	-12%	0%
Sales (t)	3,733	0	4,311	0	-13%	0%	10,809	0	12,170	0	-11%	0%
Adjustment (t)	28	0	13	0	112%	0%	75	0	44	0	71%	0%
Closing Inventory (t)	261	0	232	0	12%	0%	261	0	232	0	12%	0%
Ag in concentrate (g/t)	4,484	0	4,291	0	5%	0%	4,262	0	3,658	0	17%	0%
Pb in concentrate (%)	55.46	0.00	55.43	0.00	0%	0%	55.17	0.00	56.97	0.00	-3%	0%
Copper												
Opening Inventory (t)	96	0	4	0	2649%	0%	4	0	29	0	-88%	0%
Production (t)	0	0	0	0	0%	0%	97	0	80	0	21%	0%
Sales (t)*	88	0	0	0	0%	0%	92	0	104	0	-12%	0%
Adjustment (t)	0	0	0	0	0%	0%	0	0	-1	0	0%	0%
Closing Inventory (t)	9	0	4	0	150%	0%	9	0	4	0	149%	0%
Ag in concentrate (g/t)	0	0	0	0	0%	0%	19,109	0	15,876	0	20%	0%
Cu in concentrate (%)	0.00	0.00	0.00	0.00	0%	0%	22.25	0.00	20.23	0.00	10%	0%

* Copper concentrate sold as lead concentrate

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Property Option Agreements

Mario and Don Mario Properties ("Mario project")

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties ("Mario project"), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3.89 million.

Tlacolula Property

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the "Option") to acquire a 60% interest (the "Interest") in the Tlacolula silver project ("property") located in the State of Oaxaca, Mexico from Radius Gold Inc.'s wholly owned subsidiary, Radius (Cayman) Inc. ("Radius") (a related party by way of directors in common with the Company).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢ $0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;
➢ $0.03 cash and $0.03 million cash equivalent in shares by the first year anniversary;
➢ $0.05 cash and $0.05 million cash equivalent in shares by the second year anniversary;
➢ $0.05 cash and $0.05 million cash equivalent in shares by the third year anniversary; and,
➢ $0.10 cash and $0.10 million cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at September 30, 2012, the Company had issued a total of 23,174 common shares of the Company with a fair market value of $0.10 million and paid $0.10 million cash according to the terms of the option agreement.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2012:

	Quarters ended							
Expressed in $000's, except per share data	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Sales	**43,835**	38,689	40,601	31,047	32,543	24,528	21,886	23,909
Operating income	**12,262**	8,397	16,533	4,436	14,886	10,667	8,076	8,031
Income (loss)	**8,026**	3,854	11,111	(1,756)	10,309	6,199	4,781	4,333
Earnings per share, basic	**0.06**	0.03	0.09	(0.01)	0.08	0.05	0.04	0.04
Earnings per share, diluted	**0.06**	0.03	0.09	(0.01)	0.08	0.05	0.04	0.04
Total assets	**304,612**	288,686	280,825	271,641	270,289	253,350	242,566	233,871
Leases and long term liabilities	**2,766**	1,658	2,237	2,764	2,873	2,988	3,384	3,166

Sales growth from Q4 2010 to Q3 2012 reflects the surge in silver price since the beginning of 2010 and the commencement of commercial production at the San Jose mine starting in September 2011.

Third Quarter 2012 Financial Results

During the third quarter ended September 30, 2012, the Company generated net income of $8.03 million, down 22% over the prior year period (Q3 2011: $10.31 million). Mine operating income decreased 3% to $19.24 million (Q3 2011: $19.81 million). The main items offsetting the positive contribution of the San Jose mine on our financial results were lower silver, lead, and zinc prices (23%, 20%, and 15% respectively), and higher unit cash costs at the Caylloma mine. Also weighing negatively on our results was the lower zinc and lead sold (16% for both metals), and higher selling, general, and administrative expenses of $1.8 million which includes a share-based payments mark-to-market effect of $0.8 million. Basic earnings per share for the third quarter ended September 30, 2012 was $0.06 (Q3 2011: $0.08), down 25% over the prior year period.

Cash generated by operating activities before changes in working capital increased 30% over the prior year period to $19.95 million as a result of the strong cash margins contributed by the San Jose mine and an overall lower cash tax rate for the Company. The latter effect is mainly related to the fact that the San Jose mine has recorded no current taxes during the quarter ended September 30, 2012.

Sales, for the third quarter ended September 30, 2012 increased by 35% to $43.84 million (Q3 2011: $32.54 million) compared to the same quarter a year ago. The sales increase is due primarily to the contribution from San Jose mine of $20.45 million (Q3 2011: $0.87 million). Sales at Caylloma mine declined by 26% to $23.38 million compared to the prior year period due to lower silver, lead, and zinc prices (23%, 20%, and 15%, respectively) and lower lead and zinc sold (16% and 16%, respectively) and higher silver refining charges ($2.53 per ounce compared to $1.20 per ounce, respectively), partially offset by lower zinc treatment charges ($108 per tonne compared to $208 per tonne, respectively). Final price adjustments amounted to $1.66 million (Q3 2011: $2.06 million).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale.

				QUARTERLY RESULTS			
			Three months ended September 30,				
		2012			2011		
Mine Metal Sold and Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver						
Sales (oz)*	568,232	492,857	1,061,088	577,902	20,189	598,091
Market Price (US$/oz)**	29.91	29.91	29.91	38.79	38.79	38.79
Net Realized Price (US$/oz)***	26.06	27.35	26.67	35.28	31.70	35.16
Gold						
Sales (oz)*	779	4,501	5,280	569	182	752
Market Price (US$/oz)**	1,654.80	1,654.80	1,654.80	1,701.52	1,701.52	1,701.52
Net Realized Price (US$/oz)***	1,382.27	1,288.74	1,302.14	1,153.99	1,278.19	1,186.16
Lead						
Sales (000's lb)*	4,438	-	4,438	5,295	-	5,295
Market Price (US$/lb)**	0.90	-	0.90	1.12	-	1.12
Net Realized Price (US$/lb)***	0.62	-	0.62	0.89	-	0.89
Zinc						
Sales (000's lb)*	5,315	-	5,315	6,352	-	6,352
Market Price (US$/lb)**	0.86	-	0.86	1.01	-	1.01
Net Realized Price (US$/lb)***	0.65	-	0.65	0.67	-	0.67

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.
** Source: Silver: London Silver Market Fixing Ltd USD
     Gold: London Gold Market Fixing Ltd USD A.M. and P.M. Average
     Lead, Zinc and Copper: London Metal Exchange (LME) Cash Seller and Settlement
*** Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold,
   before governmental royalties and after deductions, treatment, and refining charges.
   Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales, for the third quarter ended September 30, 2012 increased by 93% to $24.60 million (Q3 2011: $12.73 million) compared to the prior year. The increase is primarily attributable to the contribution of the San Jose mine of $11.18 million (Q3 2011: $0.79 million) which was in production for the full quarter, and to 22% higher unit production cash costs per tonne of processed ore at Caylloma mine. (Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)).

		Expressed in $ millions					
		Three months ended September 30,					
		2012			2011		
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.83	$ 7.61	$ 18.45	$ 9.58	$ 0.64	$ 10.21
Depletion and depreciation	2.26	3.57	5.83	1.90	0.15	2.06
Royalty expenses	0.32	-	0.32	0.46	-	0.46
	$ 13.41	$ 11.18	$ 24.60	$ 11.94	$ 0.79	$ 12.73

[1] Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Selling, general and administrative expenses, for the third quarter ended September 30, 2012 increased by 37% to $6.84 million (Q3 2011: $5.01 million). The increase is primarily attributable to share-based payments of $1.08 million, an increase of $0.64 million general and administrative expenses in Cuzcatlan as commercial production commenced September 1, 2011, and an increase of $0.39 million of corporate general and administrative expenses mainly as a result of higher salaries and professional fees related to the growth of the Company. The increase in share-based payments is attributed to the increase in the fair value of restricted share units and deferred share units, and options granted in the third quarter of 2012. Shared-based payments related to vesting of granted instruments, outside of the mark-to-market effect, amounted to $1.04 million during the quarter.

Our selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses such as salaries and other payroll related costs for our executive, administrative, legal, financial, information technology, human and organizational development and procurement functions, as well as other professional service fees.

	Expressed in $ millions			
	Three months ended September 30,			
		2012		2011
Corporate general and administrative expenses	$	**2.93**	$	2.54
Bateas general and adminstrative expenses		**0.83**		0.94
Cuzcatlan general and adminstrative expenses		**0.84**		0.20
Foreign exchange		**(0.12)**		(0.08)
Share-based payments		**2.28**		1.20
Peruvian workers' participation		**0.08**		0.21
	$	**6.84**	$	5.01

Exploration and evaluation costs, for the third quarter ended September 30, 2012 decreased 65% to $0.16 million (Q3 2011: $0.44 million).

	Expressed in $ millions			
	Three months ended September 30,			
		2012		2011
Share-based payments	$	**0.01**	$	-
Salaries, wages, and benefits		**0.10**		0.26
Direct costs		**0.05**		0.18
	$	**0.16**	$	0.44

Net loss (gain) on commodity contract, for the third quarter ended September 30, 2012,was $nil (Q3 2011: gain $0.50 million). The gain in 2011 is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Interest income, for the third quarter ended September 30, 2012 decreased by 24% to $0.15 million (Q3 2011: $0.20 million) resulting from a reduction in cash balances.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Interest expense, for the third quarter ended September 30, 2012 remained flat at $0.14 million (Q3 2011: $0.14 million) resulting from the accretion of the decommissioning and restoration of the San Jose mine property offset by a reduction in interest on leases.

Income taxes, for the third quarter ended September 30, 2012 decreased by 8% to $4.25 million (Q3 2011: $4.64 million). The income tax provision was impacted by the appreciation of the Mexican Peso against the United States dollar resulting in an effective income tax rate of 25% in our Mexican subsidiary ($0.40 million below the statutory rate of 30%).

Income tax provision is comprised of $2.05 million (Q3 2011: $5.03 million) of current income tax expense arising mainly from our Peruvian operations and $2.20 million (Q3 2011: $0.39 million recovery) of deferred income tax expense arising from our Peruvian and Mexican operations.

Nine Months 2012 Financial Results

During the nine months ended September 30, 2012, the Company generated net income of $22.99 million, up 8% over the prior year period (2011: $21.29 million), mine operating income of $57.40 million, up 20% over the prior year period (2011: $47.71 million), and operating income of $37.19 million, up 11% over the prior year period (2011: $33.63 million). The increase reflects the contribution of the San Jose mine which commenced commercial operations in September of 2011 offset by the write-off of exploration costs related to the Mario project of $3.89 million (2011: $nil).

During the nine months ended September 30, 2012, after adjusting for mark-to-market on derivatives of $0.01 million (2011: $0.73 million) and write-off of deferred exploration costs of $2.64 million (2011: $nil), the Company generated adjusted net income (a non-GAAP financial measure) of $25.62 million (2011: $20.56 million). Refer to non-GAAP financial measures for reconciliation of adjusted net income for the period.

Cash generated by operating activities before changes in working capital for the nine months increased 66% over the prior year to $50.36 million as a result of the strong cash margins contributed by the San Jose mine and an overall lower cash tax rate for the Company. The latter effect is mainly related to the fact that the San Jose mine has recorded no current taxes during the year ended September 30, 2012.

Sales, for the nine months ended September 30, 2012 increased by 56% to $123.13 million (2011: $78.96 million) compared to the same period a year ago. The sales increase is due primarily to the contribution from the San Jose mine of $60.63 million (2011: $0.87 million). Sales at Caylloma mine declined by 20% compared to the prior year in spite of higher silver ounces sold of 3% as a result of lower lead and zinc sold (15% and 10%, respectively) with lower lead and zinc market prices (21% and 15%, respectively), and higher silver refining charges ($2.55 per ounce and $1.20 per ounce, respectively), offset by lower zinc treatment charges ($111 per tonne and $215 per tonne, respectively). Sales of metal concentrates are net of refining and treatment charges. Final price adjustments amounted to $1.43 million (Q3 2011: $2.31 million).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	YEAR TO DATE RESULTS					
	Nine months ended September 30,					
	2012			2011		
Mine Metal Sold and Prices	**Caylloma**	**San Jose**	**Consolidated**	Caylloma	San Jose	Consolidated
Silver						
Sales (oz)*	**1,506,793**	**1,487,670**	**2,994,463**	1,456,915	20,189	1,477,104
Market Price (US$/oz)**	**30.65**	**30.65**	**30.65**	36.21	36.21	36.21
Net Realized Price (US$/oz)***	**26.55**	**27.25**	**26.90**	33.12	31.70	33.11
Gold						
Sales (oz)*	**2,165**	**14,724**	**16,889**	1,841	182	2,024
Market Price (US$/oz)**	**1,652.13**	**1,652.13**	**1,652.13**	1,530.27	1,530.27	1,530.27
Net Realized Price (US$/oz)***	**1,347.16**	**1,295.10**	**1,301.33**	1,073.31	1,278.19	1,094.28
Lead						
Sales (000's lb)*	**12,986**	**-**	**12,986**	15,300	-	15,300
Market Price (US$/lb)**	**0.91**	**-**	**0.91**	1.15	-	1.15
Net Realized Price (US$/lb)***	**0.61**	**-**	**0.61**	0.92	-	0.92
Zinc						
Sales (000's lb)*	**15,938**	**-**	**15,938**	17,711	-	17,711
Market Price (US$/lb)**	**0.88**	**-**	**0.88**	1.04	-	1.04
Net Realized Price (US$/lb)***	**0.67**	**-**	**0.67**	0.69	-	0.69
Copper						
Sales (000's lb)*	**-**	**-**	**-**	52	-	52
Market Price (US$/lb)**	**3.61**	**-**	**3.61**	4.20	-	4.20
Net Realized Price (US$/lb)***	**-**	**-**	**-**	2.65	-	2.65

* Contained metal in concentrate. The current and subsequent period may include final settlement quantity adjustments from prior periods.
** Source: Silver: London Silver Market Fixing Ltd USD
        Gold: London Gold Market Fixing Ltd USD A.M. and P.M. Average
        Lead, Zinc and Copper: London Metal Exchange (LME) Cash Seller and Settlement
*** Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold,
   before governmental royalties and after deductions, treatment, and refining charges.
   Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales, for the nine months ended September 30, 2012 increased by 110% to $65.73 million (2011: $31.25 million) compared to the prior year. The increase is primarily attributable to the contribution of the San Jose mine of $29.04 million (2011: $0.79 million) which was in production for the full quarter resulting in an overall throughput increase of 71%, and to 29% higher unit production cash costs per tonne of processed ore at Caylloma mine. (Refer to cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)).

	Expressed in $ millions					
	Nine months ended September 30,					
	2012			**2011**		
	Caylloma	**San Jose**	**Total**	Caylloma	San Jose	Total
Direct mining costs [1]	$ **29.58**	$ **19.46**	$ **49.04**	$ 24.36	$ 0.64	$ 25.00
Depletion and depreciation	**6.02**	**9.58**	**15.60**	5.16	0.15	5.31
Royalty expenses	**1.09**	**-**	**1.09**	0.94	-	0.94
	$ **36.69**	$ **29.04**	$ **65.73**	$ 30.46	$ 0.79	$ 31.25

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

[1] Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses, for the nine months ended September 30, 2012 increased by 10% to $15.40 million (2011: $13.97 million). The increase is primarily attributable to an increase of $2.30 million in Cuzcatlan general and administrative expenses as commercial production commenced September 1, 2011, a $1.39 million increase in corporate general and administrative expenses as a result of higher salaries and professional fees related to the growth of the Company, and offset by a $1.66 million decrease in share-based payments. The decrease in share-based payments is attributed to the decline in the fair value of restricted share units and deferred share units. Shared-based payments related to vesting of granted instruments, outside of the mark-to-market effect, amounted to $2.21 million during the year.

Our selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses such as salaries and other payroll related costs for our executive, administrative, legal, financial, information technology, human and organizational development and procurement functions, as well as other professional service fees.

	Expressed in $ millions		
	Nine months ended September 30,		
	2012		2011
Corporate general and administrative expenses	**$**	**8.46** $	7.07
Bateas general and adminstrative expenses		**2.48**	2.54
Cuzcatlan general and adminstrative expenses		**2.50**	0.20
Foreign exchange		**(0.13)**	0.04
Share-based payments		**1.93**	3.59
Peruvian workers' participation		**0.16**	0.53
	$	**15.40** $	13.97

Exploration and evaluation costs, for the nine months ended September 30, 2012 decreased to $0.63 million (2011: $1.11 million).

	Expressed in $ millions		
	Nine months ended September 30,		
	2012		2011
Share-based payments	**$**	**0.04** $	-
Salaries, wages, and benefits		**0.42**	0.63
Direct costs		**0.17**	0.48
	$	**0.63** $	1.11

Net loss (gain) on commodity contract, for the nine months ended September 30, 2012 was $0.34 million (2011: gain $0.92 million). The loss is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Write-off of deferred exploration costs, for the nine months ended September 30, 2012 relates to the write-off of exploration costs related to the Mario project of $3.89 million (2011: $nil).

Interest income, for the nine months ended September 30, 2012 decreased by 31% to $0.46 million (2011: $0.68 million) resulting from a reduction in cash balances.

Interest expense, for the nine months ended September 30, 2012 marginally increased to $0.42 million (2011: $0.41 million) resulting from the accretion of the decommissioning and restoration of the San Jose property offset by a reduction in interest on leases.

Income taxes, for the nine months ended September 30, 2012 increased by 13% to $14.24 million (2011: $12.60 million) due to the deferred tax arising from Cuzcatlan. The income tax provision for the Mexican operation was impacted by the appreciation of the Mexican Peso against the United States dollar resulting in an effective income tax rate of 36% in our Mexican subsidiary.

Income tax provision is comprised of $3.82 million (2011: $12.69 million) of current income tax expense arising mainly from our Peruvian operations and $10.42 million (2011: $0.08 million recovery) of deferred income tax expense arising from our Peruvian and Mexican operations.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measures)

	Expressed in $ millions			
	Three months ended September 30,		Nine months ended September 30,	
	2012	2011	**2012**	2011
NET INCOME FOR THE PERIOD	$ **8.03**	$ 10.31	$ **22.99**	$ 21.29
Items of note, net of tax:				
Mark-to-Market effect on derivatives [1]	**-**	(0.01)	**(0.01)**	(0.73)
Write-off of deferred exploration costs [1]	**0.02**	-	**2.64**	-
ADJUSTED NET INCOME FOR THE PERIOD [1]	**8.05** $	10.30 $	**25.62** $	20.56

[1] A non-GAAP financial measure

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measures)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Management believes that certain investors use these non-GAAP financial measures to evaluate the Company's performance. These performance measures have no meaning under International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver of payable silver to the cost of sales in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 and 2011.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Consolidated Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
	Q3 2012	YTD Q3 2012	Q3 2011	YTD Q3 2011
Cost of sales [1]	24,596	65,727	12,732	31,248
Add / (Subtract)				
Change in concentrate inventory	(872)	36	1,168	1,727
Depletion and depreciation in concentrate inventory	227	64	(403)	(510)
Government royalties and mining taxes	(320)	(1,092)	(463)	(937)
Workers participation	(428)	(774)	(1,132)	(2,705)
Depletion and depreciation	(5,826)	(15,598)	(2,056)	(5,308)
Cash cost	17,377	48,363	9,846	23,515
Total processed ore (tonnes)	208,993	617,374	144,099	361,028
Cash cost per tonne of processed ore ($/t)	83.15	78.34	68.33	65.13
Cash cost	17,377	48,363	9,846	23,515
Add / (Subtract)				
By-product credits	(14,667)	(42,989)	(9,969)	(29,015)
Refining charges	1,986	5,734	995	2,046
Cash cost applicable per payable ounce	4,696	11,108	872	(3,454)
Payable silver ounces	976,355	2,824,951	625,696	1,492,193
Cash cost per ounce of payable silver ($/oz)	4.81	3.93	1.39	(2.31)

[1] includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q3 2012	**Q3 2012**	Q3 2011	Q3 2011
Cost of sales [1]	**13,412**	**36,691**	11,943	30,459
Add / (Subtract)				
Change in concentrate inventory	**(488)**	**420**	(445)	114
Depletion and depreciation in concentrate inventory	**77**	**(66)**	86	(21)
Government royalties and mining taxes	**(320)**	**(1,092)**	(463)	(937)
Workers participation	**(428)**	**(774)**	(1,132)	(2,705)
Depletion and depreciation	**(2,259)**	**(6,017)**	(1,903)	(5,155)
Cash cost	**9,994**	**29,162**	8,086	21,755
Total processed ore (tonnes)	**117,386**	**346,700**	115,574	332,503
Cash cost per tonne of processed ore ($/t)	**85.14**	**84.11**	69.96	65.43
Cash cost	**9,994**	**29,162**	8,086	21,755
Add / (Subtract)				
By-product credits	**(7,375)**	**(21,441)**	(8,857)	(27,904)
Refining charges	**1,269**	**3,661**	638	1,690
Cash cost applicable per payable ounce	**3,888**	**11,382**	(132)	(4,459)
Payable silver ounces	**498,661**	**1,443,079**	531,961	1,398,459
Cash cost per ounce of payable silver ($/oz)	**7.80**	**7.89**	(0.25)	(3.19)

[1] includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

San Jose Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q3 2012	Q3 2012	Q3 2011	Q3 2011
Cost of sales [1]	11,184	29,036	789	789
Add / (Subtract)				
Change in concentrate inventory	(384)	(384)	1,613	1,613
Depletion and depreciation in concentrate inventory	150	130	(489)	(489)
Depletion and depreciation	(3,567)	(9,581)	(153)	(153)
Cash cost	7,383	19,201	1,760	1,760
Total processed ore (tonnes)	91,607	270,674	28,525	28,525
Cash cost per tonne of processed ore ($/t)	80.59	70.94	61.70	61.70
Cash cost	7,383	19,201	1,760	1,760
Add / (Subtract)				
By-product credits	(7,292)	(21,548)	(1,112)	(1,112)
Refining charges	717	2,073	356	356
Cash cost applicable per payable ounce	808	(274)	1,004	1,004
Payable silver ounces	477,694	1,381,872	93,735	93,735
Cash cost per ounce of payable silver ($/oz)	1.69	(0.20)	10.72	10.72

[1] includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company's cash and cash equivalents as at September 30, 2012 totalled $60.72 million (2011: $60.53 million), and short term investments totalled $2.03 million (2011: $2.20 million). The $21.70 million increase (2011: $9.49 million decrease) in cash and cash equivalents at September 30, 2012 compared to the end of the prior year is largely due to the $17.00 million redemption of short term investments. As at September 30, 2012, working capital amounted to $90.86 million.

Working capital for the year increased $26.96 million to $90.86 million reflecting increases in accounts receivable and other assets, inventories, assets held for sale, and decreases in trade and other payables, due to related parties, derivative liabilities, income tax payable, current portion of long term liabilities; offset by decreases in short term investments, derivative assets, prepaid expenses, due from related parties and increases in provisions.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

During the third quarter ended September 30, 2012, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $19.95 million (Q3 2011: $15.38 million). Changes in non-cash working capital items amounted to $6.03 million (Q3 2011: $7.43 million), and income taxes paid and interest income paid and received amounted to $0.70 million (Q3 2011: $2.92 million), resulting in net cash provided by operating activities of $13.92 million (Q3 2011: $7.95 million).

Cash used by the Company for the third quarter ended September 30, 2012, in investing activities totalled $14.41 million (Q3 2011: $10.16 million) with $11.76 million (Q3 2011: $26.32 million) for expenditures on mineral properties, property, plant and equipment, $0.68 million (Q3 2011: net receipts $7.57 million) net advances on deposits on long term assets, $1.99 million (Q3 2011: net redemption $8.55 million) net purchases of short term investments, and offset by proceeds on disposal of mineral properties, property, plant and equipment of $0.02 million (Q3 2011: $0.05 million).

During the third quarter ended September 30, 2012, cash used by financing activities totalled $0.16 million (2011: provided $0.63 million) repayment of finance lease obligations of $0.16 million (2011: $0.32 million), and offset by net proceeds on the issuance of common shares of $nil (2011: $0.95 million).

During the nine months ended September 30, 2012, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $50.36 million (2011: $30.32 million). Changes in non-cash working capital items amounted to $14.07 million (2011: $2.93 million), and income taxes paid and interest income paid and received amounted to $9.12 million (2011: $11.11 million), resulting in net cash provided by operating activities of $36.29 million (2011: $27.39 million).

Cash used by the Company for the nine months ended September 30, 2012, in investing activities totalled $13.81 million (2011: consumed by $37.41 million) comprised of $15.01 million (2011: $18.78 million) net redemptions of short term investments, $0.11 million (2011: $4.20 million) net receipts on deposits on long term assets, $0.11 million (2011: $0.05 million) proceeds on disposal of mineral properties, property, plant and equipment, and offset by $29.04 million (2011: $60.43 million) expenditures on mineral properties, property, plant and equipment.

During the nine months ended September 30, 2012, cash used by financing activities totalled $0.78 million (2011: provided $0.53 million) with net repayment of long term debt of $0.80 million (2011: $nil), repayment of finance lease obligations of $0.72 million (2011: $0.88 million), and offset by net proceeds on the issuance of common shares of $0.74 million (2011: $1.41 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within two and one-half years or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility to date.

The Company has raised funds from two prospectus financings in 2010. The details of the expected use of proceeds and actual use of proceeds are discussed below.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Prospectus February 18, 2010 Closed March 2, 2010 San Jose Project Financing					Prospectus December 17, 2010 Closed December 23, 2010 San Jose Project Financing**				
Expressed in CAD $ millions					Expressed in CAD $ millions				
	Expected Use of Proceeds*		Actual Use of Proceeds**	Variance		Expected Use of Proceeds*		Actual Use of Proceeds	Variance
Mine development	$	6.7	$ 11.2	$ (4.5)	Planned expansion	$	14.5	$ -	$ 14.5
Processing plant		16.6	30.4	(13.8)	Exploration programs		5.5	11.4	(5.9)
Tailings dam		1.9	4.4	(2.5)	Working capital		17.7	26.3	(8.6)
Water and Infrastructure		3.0	3.5	(0.5)					
Energy supply		-	2.5	(2.5)					
Construction management		-	2.5	(2.5)					
Total	$	28.2	$ 54.5	$ (26.3)	Total	$	37.7	$ 37.7	$ -

*excludes over-allotment
**US CAD FX rate at 1.0

*excludes over-allotment
** funds to be utilized post development

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, managements believes the Company will be able to do so at prevailing market rates.

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions				
	Expected payments due by period as at September 30, 2012				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 16.26	$ -	$ -	$ -	$ 16.26
Due to related parties	0.07	-	-	-	0.07
Income tax payable	0.09	-	-	-	0.09
Long term liabilities	0.45	2.77	-	-	3.22
Operating leases	0.67	1.27	0.98	0.19	3.11
Provisions	1.12	0.87	0.79	5.11	7.89
	18.66	**4.91**	**1.77**	**5.30**	**30.64**

Capital Commitments (expressed in $'000's)

As at September 30, 2012, $7,739 of capital commitments not disclosed elsewhere in the condensed interim consolidated financial statements, and forecasted to be expended within one year, includes the following: $6,516 mine and tailing dam development at the San Jose property; $345 for brown fields exploration in Mexico; and, $878 for the tailing dam transport system, concentrator plant, electrical infrastructure renewal, and remodelling camp site at the Caylloma property.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Other Commitments (expressed in $'000's)

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors. These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at September 30, 2012, these obligations amounted to $50 and matures in 2013.

On May 24, 2010, the Company entered into a seven year office premise lease located in Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

- year one $289;
- year two $297;
- year three $306; and,
- years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease. During 2011, the Company provided a security deposit of $44.

On September 30, 2012, the Company entered into an one year office premise lease in Mexico effective September 30, 2012, with an annual lease obligation of $16.

	Expressed in $'000's				
	Expected payments due by period as at September 30, 2012				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Office premises - Canada	149	449	305	193	1,096
Office premises - Peru	371	775	680	-	1,826
Office premises - Mexico	23	-	-	-	23
Total office premises	$ 543	$ 1,224	$ 985	$ 193	$ 2,945
Computer equipment - Peru	110	23	-	-	133
Computer equipment - Mexico	17	19	-	-	36
Total computer equipment	$ 127	$ 42	$ -	$ -	$ 169
Total operating leases	$ 670	$ 1,266	$ 985	$ 193	$ 3,114

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $'000's)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢ directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;
➢ certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,
➢ the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine. The mine closure plan is being updated and is subject to regulatory approval in November 2012.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas' mine closure plan, for the sum of $439. This bank letter of guarantee expires 360 days from December 2011.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012. In June 2012, this guarantee has expired.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Related Party Transactions

a) Purchase of Goods and Services

The Company entered into the following related party transactions:

			Expressed in $'000's	
	Three months ended September 30,		**Nine months ended September 30,**	
Transactions with related parties	**2012**	2011	**2012**	2011
Salaries and wages [1,2]	$ **24** $	37	$ **76** $	133
Other general and administrative expenses [2]	**27**	41	**202**	134
	$ **51** $	78	$ **278** $	267

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share and paid $50 (2011: $30) cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

In October 2012, the Company entered into a services agreement, effective July 1, 2012, with Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company. The services agreement provides that Gold Group provides various administrative, management and other related services.

b) Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid or payable to key management for services is shown below:

			Expressed in $'000's	
	Three months ended September 30,		**Nine months ended September 30,**	
	2012	2011	**2012**	2011
Salaries and other short term employee benefits	$ **694** $	1,679	$ **2,044** $	2,961
Directors fees	**88**	98	**286**	250
Consulting fees	**45**	283	**135**	375
Provision for bonuses [(Note 8)]	**-**	(1,363)	**-**	-
Share-based payments	**2,050**	1,016	**1,511**	3,322
	$ **2,877** $	1,713	$ **3,976** $	6,908

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The share-based payments includes the change in the deferred share unit ("DSU") and restricted share unit ("RSU") fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2012 and 2011.

c)   Period end Balances arising from Purchases of Goods/Services

	Expressed in $'000's	
Amounts due from related parties	**September 30, 2012**	December 31, 2011
Owing from a director and officer[3]	$ 7	$ 36

[3] Owing from a director includes non-interest bearing advances to a director and an officer at September 30, 2012 and to director and officers at December 31, 2011.

	Expressed in $'000's	
Amounts due to related parties	**September 30, 2012**	December 31, 2011
Owing to company(ies) with common directors[4]	$ 69	$ 205

[4] 2012 Owing to Radius Gold Inc. ("Radius") and Gold Group Management Inc. ("Gold Group") whom have directors in common with the Company and 2011 to Radius.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.   Critical Judgments

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar ("US$") functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar ("CAD$") functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

- In concluding when commercial production has been achieved, the Company considered the following factors:
  - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
  - the mine or mill is operating within eighty percent of design capacity;
  - metallurgical recoveries are achieved within eighty percent of projections; and,
  - the ability to sustain ongoing production of ore at a steady or increasing level.
- The identification of reportable segments, basis for measurement and disclosure of the segmented information.
- The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.
- The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.
- Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii. *Estimates*

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
- the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks *(expressed in 000's)*

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a)   Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, due from related parties, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method. The fair value of the lease and long term liabilities is $3,222 as at September 30, 2012.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

- Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of trade receivable concentrate sales, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Expressed in $'000's				
Financial assets (liabilities) at fair value as at September 30, 2012				
	Level 1	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 60,720	$ -	$ -	$ 60,720
Short term investments	2,033	-	-	2,033
Trade receivable from concentrate sales	-	22,557	-	22,557
	$ 62,753	$ 22,557	$ -	$ 85,310

There were no changes in the levels during the nine months ended September 30, 2012.

Expressed in $'000's				
Financial assets (liabilities) at fair value as at December 31, 2011				
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives assets	-	70	-	70
Derivatives liabilities	-	(87)	-	(87)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices. Resulting fair value changes to accounts receivable are through sales. Transactions involving accounts receivable are with counterparties the Company believes are creditworthy. As such, these accounts receivable are classified within level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices. Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the nine months ended September 30, 2012, there have been no changes in the classification of financial assets and liabilities in levels 1, 2, and 3 of the hierarchy.

b)   Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

As at September 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

| | Expressed in '000's | | | | | |
| | September 30, 2012 | | | December 31, 2011 | | |
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 10,722	S/. 799	$ 8,822	$ 18,457	S/. 1,396	$ 1,758
Short term investments	2,000	-	-	-	-	-
Accounts receivable and other assets	50	1,966	74,782	42	5,657	58,939
Due from related parties	-	5	-	-	4,434	-
Trade and other payables	(1,697)	(12,528)	(31,912)	(1,580)	(17,993)	(24,310)
Due to related parties	(68)	-	-	(209)	-	-
Provisions, current	-	(2,063)	(3,992)	-	(1,351)	(3,163)
Income tax payable	-	(8,457)	-	-	(10,581)	-
Leases and long term liabilities	(2,508)	-	-	(2,691)	-	-
Provisions	-	(12,221)	(17,655)	-	(8,079)	(17,494)
Total	$ 8,499	S/. (32,499)	$ 30,045	$ 14,019	S/. (26,517)	$ 15,730
Total US$ equivalent	$ 8,638	$ (12,509)	$ 2,338	$ 13,745	$ (9,832)	$ 1,125

Based on the above net exposure as at September 30, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $960 (2011: $1,527) and a net loss of $1,130 (2011: $967).

c)   Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company's maximum exposure to credit risk at September 30, 2012 is as follows:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		Expressed in '000's	
		September 30, 2012	December 31, 2011
Cash and cash equivalents	$	60,720	$ 38,730
Short term investments		2,033	17,000
Accounts receivable and other assets		32,845	19,167
Derivative assets		-	70
Due from related parties		7	36
	$	95,605	$ 75,003

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

d)   Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Refer to Contractual Obligations for the expected payments due as at September 30, 2012.

Derivatives

		Expressed in $ millions		
	September 30, 2012		December 31, 2011	
	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	$ -	$ -	$ -	$ 0.05
Zinc forward contracts	-	-	0.07	-
Silver forward contracts	-	-	-	0.04
Total	$ -	$ -	$ 0.07	$ 0.09

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production. As at the end of the period no such contracts are outstanding.

In 2011, the Company entered into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The forward sale and option contracts were settled against the arithmetic average of metal spot prices over the month in which the contract matures. No initial premium associated with these trades had been paid.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Significant Changes in Accounting Policies including Initial Adoption

IFRS 7 *Financial Instruments: Disclosures* (Amendment)
The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety. The Company has evaluated the amendment to IFRS 7 and the amendment does not have a material impact on the Company's condensed interim consolidated financial statements.

IAS 12 *Income Taxes* (Amendment)
IAS 12 *Income Taxes*, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012. The Company has evaluated the amendment to IAS 12 and the amendment does not have a material impact on the Company's condensed interim consolidated financial statements.

New Accounting Standards

The Company is currently assessing the impact of adopting the new accounting standards, noted below, on our condensed interim consolidated financial statements.

The following standards and amendments to existing standards have been published and are mandatory for the Company's annual accounting periods beginning on or after July 1, 2012 or later:

i) *New Accounting Standards Impacting on or after July 1, 2012*

IAS 1 *Presentation of Financial Statements* (Amendment)
The amendments to IAS 1 *Presentation of Financial Statements* retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income ("OCI") is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income. In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

ii) *New Accounting Standards Impacting on or after January 1, 2013*

On May 17, 2012, the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle, incorporating amendments to five IFRSs; **IFRS 1** *First-time Adoption of International Reporting Standards*, **IAS 1** *Presentation of Financial Statements*, **IAS 16** *Property, Plant and Equipment*, **IAS 32** *Financial Statements: Presentation*, **IAS 34** *Interim Financial Reporting*. The amendments are effective for annual periods beginning on or after January 1, 2013, with early application permitted, and must be applied retrospectively.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IFRS 1 *First-time Adoption of International Financial Reporting Standards* (Amendment)

IFRS 1 is amended to clarify the repeated application of IFRS 1 and the treatment of borrowing costs incurred on or after the date of transition to IFRSs. This is not applicable as the company has already transitioned to IFRS.

IAS 1 *Presentation of Financial Statements* (Amendment)

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 *Property, Plant, and Equipment* (Amendment)

IAS 16 is amended to clarify the classification of servicing equipment. Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 *Inventories*.

IAS 32 *Financial Instruments: Presentation* (Amendment)

IAS 32 is amended to clarify that IAS 12 *Income Taxes* applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

IAS 34 **Interim Financial Reporting** (Amendment)

IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

IFRS 7 *Financial Instruments: Disclosures in Respect of Offsetting* (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, *Financial Instruments*: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position. Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

IFRS 10 *Consolidated Financial Statements*

IFRS 10 *Consolidated Financial Statements* replaces the portion of IAS 27 *Consolidated and Separate Financial Statements* that addresses the accounting for consolidated financial statements, and SIC12 *Consolidation - Special Purpose Entities*. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 *Consolidated Financial Statements*, IFRS 11 *Joint Arrangements*, IFRS 12 *Disclosure of Interests in Other Entities*, IAS 27 *Separate Financial Statements* (as amended in 2011), IAS 28 *Investments in Associates*

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

and Joint Ventures (as amended in 2011) may be collectively adopted earlier than January 1, 2013 and in doing so, an entity must disclose the fact that it has early adopted the standard.

IFRS 11 *Joint Arrangements*

IFRS 11 replaces IAS 31 *Interest in Joint Ventures* and SIC-13 *Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.* This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures). This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 *Disclosure of Interests in Other Entities*

IFRS 12 combines the disclosure requirements for an entity's interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 *Fair Value Measurement*

IFRS 13 *Fair Value Measurement* provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 *Share-based Payment*; leasing transactions with the scope of IAS 17 *Leases*; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 *Inventories*; or value in use IAS 36 *Impairment of Assets*. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 *Consolidated Financial Statements*, **IFRS 11** *Joint Arrangements*, **and IFRS 12** *Disclosure of Interests in Other Entities: Transition Guidance*

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11, and IFRS 12.

IAS 19 *Employee Benefits*

On June 16, 2011, the IASB issued amendments to IAS 19, *Employee Benefits,* in order to improve the accounting for employment benefits.
The amendments make important improvements by:
- eliminating the option to defer the recognition of gains and losses, known as the 'corridor method' or the "deferral and amortization approach";

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity's day-to-day operations;
- enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27 *Separate Financial Statements*
IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 *Investments in Associates and Joint Ventures*
IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

iii)   New Accounting Standards Impacting on or after January 1, 2014

IAS 32 *Financial Instruments - Presentation in Respect of Offsetting* (Amendment)
The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

iv)   New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 *Financial Instruments - Classification and Measurement*
IFRS 9*, Financial Instruments:* IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company's website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company's outstanding share position as at November 7, 2012 is 125,268,751 common shares. In addition, a total of 6,116,610 incentive stock options are currently outstanding as follows:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Incentive Stock Options:	1,663,651	$4.46	June 8, 2014
	2,047,542	$4.03	May 29, 2015
	200,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	225,000	$1.66	July 10, 2016
	35,000	$0.85	January 11, 2017
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	380,779	$3.79	July 31, 2017
	25,000	$0.85	October 24, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	**6,116,610**		

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators ("CSA") as of September 30, 2012, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company's financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company's management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company's internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2012, the Company's internal control over financial reporting was effective and no material weaknesses were identified.

Outlook

2012 Production Guidance

For 2012, the Company projects production of 3.7 million ounces of silver and 17,400 ounces of gold production or 4.6 million Ag Eq ounces plus base metal credits.

Mine	Silver (M oz)	Gold (k oz)	Zinc (M lbs)	Lead (M lbs)
Caylloma, Peru	2.0	2.4	21.0	18.0
San Jose, Mexico	1.7	15.0	--	--
Total:	**3.7**	**17.4**	**21.0**	**18.0**

- 2012 forecast silver production of 3.7 million ounces and gold production of 17,400 ounces or 4.6 million Ag Eq ounces plus base metal credits (Ag = US$30/oz, Au = US$1,660/oz; metallurgical recoveries of 88% and 90% for Ag and Au respectively)
- Ag Eq = Silver Equivalent

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans",

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

"projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

- mineral "reserves" and "resources" as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
- timing of the completion of construction activities at the Company's properties and their completion on budget;
- production rates at the Company's properties;
- cash cost estimates;
- timing to achieve full production capacity at the Company's properties;
- timing for completion of infrastructure upgrades related to the Company's properties;
- timing for delivery of materials and equipment for the Company's properties; and
- the sufficiency of the Company's cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company's current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company's current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company's current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the "Risks and Uncertainties" section in the MD&A and in the "Risk Factors" section in the Company's Annual Information

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the third quarter ended September 30, 2012
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Form for the financial year ended December 31, 2011 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.